Press Release	Source: Fuwei Films (Holdings) Co. Limited

Fuwei Films Announces Third Quarter 2008 Financial Results
Thursday November 13, 4:12 pm ET

- Teleconference to be Held Friday, November 14, 2008, at 8:30 a.m. EST -

BEIJING, Nov. 13 /Xinhua-PRNewswire-FirstCall/ -- Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL - News; "Fuwei" or "the Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today released the financial results for the third quarter and first nine months of 2008.

Financial Highlights
--	In the third quarter of 2008, revenue rose 11.2% to RMB 119.8 million (US$17.5 million) from the same period of 2007;
--	In the first nine months of 2008, revenue rose 6.3% to RMB 348.6 million (US$49.8 million) from the same period of 2007.

"We hereby release our third quarter of 2008 financial results," said Xiaoan He, Chairman and CEO of Fuwei Films. "We entered the first nine months of 2008 with a number of challenges including strong competition in the marketplace, an increase in the cost of raw materials, energy and labor, especially the rapid changes in the macro-economic environments both at home and abroad, anti-dumping investigations in the United States and Korea, and the inadequate domestic and overseas market demand resulting from the world- wide financial crisis which originated in the United States during the third quarter. Furthermore, the implementation of Chinese macro control policy by the Chinese government this year and the Chinese government's support for environmental protection and the measures taken by the government against excessive luxurious packaging have caused the demand for the high-end and luxurious BOPET films to decline. Despite the fact that we have received the comparatively lower anti-dumping duty rate from Korea and the United States, which was expected to have positive effects on recovering overseas sales, current overseas sales still remained the same, resulting from the decreased demand in overseas market caused by the financial crisis. Consequently, the results of the first nine months in 2008 were not as strong as the same period last year."

Mr. He continued, "However, we believe that Fuwei will be able to continue to utilize its current advantages when facing the negative influences of the macro economic environment and of challenges arising from an uncertain economic future."

Third Quarter of 2008 Financial Results

For the third quarter of 2008, revenue rose 11.2% to RMB 119.8 million (US$17.5 million) from the third quarter of 2007.

Revenue of specialty films was RMB 22.1 million (US$3.2 million), or 18.5% of total revenue.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended September 30, 2008 and September 30, 2007 (amounts in thousands):

	Three-month period ended
	September 30,2008		September 30,2007
			% of		% of
	RMB	US$	Total	RMB	Total

Printing film	16,661	2,413	13.9%	18,327	17.0%
Stamping film	41,945	6,121	35.0%	24,224	22.5%
Metallization film	20,171	2,943	16.8%	8,323	7.7%
Base film for other applications	18,938	2,764	15.8%	15,743	14.7%
Specialty film	22,134	3,230	18.5%	41,037	38.1%

Total	119,849	17,489	100.0%	107,652	100.0%

Revenue from overseas in the third quarter of 2008 was RMB 16.2 million (US$2.4 million), or 13.5% of total revenues.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended September 30, 2008 and September 30, 2007 (amounts in thousands):

Three-month period ended
September 30,2008		September 30,2007
		% of		% of
RMB	US$	Total	RMB	Total

Sales in China	103,674	15,129	86.5%	88,741	82.4%
Sales in other countries	16,175	2,360	13.5%	18,912	17.6%

Total	119,849	17,489	100.0%	107,652	100.0%

Gross profit was RMB 14.6 million (US$2.1 million), compared with RMB 23.6 million (US$3.4 million) in the same period of 2007. The Company generated a gross margin of 12.1%, versus 21.9% in the same period of 2007. The decrease in gross margin was mainly due to the decline of the average selling prices, the decreased sales of specialty films, as well as the increased costs of raw materials, power and labor.

Operating expenses were RMB 8.4 million (US$1.2 million). Selling expenses increased 34.4% to RMB 3.9 million (US$0.6 million) from the same period of 2007.

Administrative expenses decreased 11.8 % to RMB 4.5 million (US$0.7 million) from the same period of 2007.

Net income was RMB 7.1 million (US$1.0 million) compared with RMB 12.9 million (US$1.7 million) in the same period of 2007. Earnings per diluted share were RMB 0.54 (US$0.08) compared with RMB 0.99 (US$0.14) in the same period of last year.

Total diluted shares outstanding remained the same as the third quarter of 2007, at 13,062,500 as of September 30, 2008.

Nine-month 2008 Financial Results

For the first nine months of 2008, revenue rose 6.3% to RMB 348.6 million (US$49.8 million) from the same period of 2007. Revenue of specialty films in the first nine months of 2008 was RMB 97.0 million (US$13.9 million), or 27.8% of total revenue.

The following is a breakdown of commodity and specialty film sales for the nine-month periods ended September 30, 2008 and September 30, 2007 (amounts in thousands):

Three-month period ended
September 30,2008		September 30,2007
		% of		% of
RMB	US$	Total	RMB	Total

Printing film	48,047	6,865	13.8%	59,961	18.3%
Stamping film	87,916	12,561	25.2%	75,288	23.0%
Metallization film	35,915	5,132	10.3%	21,944	6.7%

Base film for other applications	79,716	11,390	22.9%	43,173	13.1%
Specialty film	97,035	13,864	27.8%	127,481	38.9%

Total	348,629	49,812	100.0%	327,847	100.0%

Revenue from overseas in the first nine months of 2008 was RMB 48.7 million (US$7.0 million), or 14.0% of total revenue.

The following is a breakdown of domestic versus overseas sales for the nine-month periods ended September 30, 2008 and September 30, 2007 (amounts in thousands):

Three-month period ended
September 30,2008		September 30,2007
		% of		% of
RMB	US$	Total	RMB	Total

Sales in China	299,975	42,860	86.0%	236,971	72.3%
Sales in other countries	48,654	6,952	14.0%	90,876	27.7%

Total	348,629	49,812	100.0%	327,847	100.0%

Gross profit was RMB 58.1 million (US$8.3 million), compared with RMB 80.5 million (US$11.7 million) in the same period of 2007. The Company generated a gross margin of 16.7%, versus 24.6% in the same period of 2007.

Operating expenses were RMB 28.5 million (US$4.1 million), compared with RMB 23.2 million (US$3.4 million) in the same period of 2007. Selling expenses were a little bit lower compared with the corresponding period of 2007. Administrative expenses increased to RMB 16.9 million (US$2.4 million) from RMB 11.6 million (US$1.7 million) in the same period of 2007.

Net income was RMB 24.7 million (US$3.5 million), or diluted EPS of RMB 1.89 (US$0.27), compared with RMB 46.3 million (US$6.0 million), or diluted EPS of RMB 3.54 (US$0.51) in the same period of 2007.

Total shareholders' equity increased to RMB 537.1 million (US$78.4 million) as of September 30, 2008, from RMB 530.3 million (US$77.3 million) as of June 30, 2008.

Recent Developments

On September 9, 2008, the Company announced that its BOPET Dry Resist Films Project was a Shandong government-supported key technology project. Such government-supported initiatives have in the past received priority in borrowing from banks. In addition, the Company also announced its patent application of Single-Sided Matte BOPET films had been accepted by the State Intellectual Property Office ("SIPO"). Single-Sided Matte BOPET film is a high-quality and more aesthetically pleasing product. Compared with traditional BOPET films, it is also more cost efficient.

On September 18, 2008, the Company announced that Fuwei Films (Shandong) Co., Ltd. the Company's wholly-owned operating subsidiary ("Fuwei Shandong"), has filed six new patent applications, all of which are awaiting reviews by SIPO. The six patents comprise four new inventions and two innovations. These patents can be used in tobacco packaging, fresh food preservation, laminated panel of electric appliances and LCD screens. The Company expects to employ the new patents to further penetrate the high-end BOPET film market and attract affluent high-end users. The review process is expected to be one to three years.

On September 2, 2008, the Company announced that the Korean Trade Commission made the final determination of the anti-dumping investigation of BOPET films originated in China and India on August 27, 2008 and decided to recommend to the Ministry of Strategy and Finance to levy the anti-dumping duty ("ADD") on such imports for five years. The final determination of the ADD rate for Fuwei is 5.67%, versus 6.13% in the preliminary determination. The ADD rate for other Chinese companies is 23.6% except two other Chinese companies which enjoy the ADD rate of 8.93% and 15.95%, respectively. The ADD rate for one Indian company is 10.4% and for other Indian companies is 25.32%. The ADD rates became effective on October 27, 2008.

On October 8, 2008, the Company announced that it has received the final results of the BOPET film-related anti-dumping investigation conducted by the United States. Fuwei was one of the five Chinese BOPET film manufacturers to receive the lowest ADD rate of 3.49%. The average ADD rate for other Chinese companies has been assessed at 76.72% in this investigation.

On October 31, 2008, the Company announced that the Company became aware that the initial trial of the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang, had begun on October 23 and continued on October 24 and October 27, 2008. The trial was held at Jinan Intermediate People's Court in the city of Jinan, Shandong Province. As of October 27, 2008, there has been no verdict announced by Jinan Intermediate People's Court.

Conference Call Information

The Company will host a teleconference on Friday, November 14, 2008, at 8:30 a.m. EST / 9:30 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1 877-407-9205 in North America, or +1 201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time. The call is being simultaneously Webcast and can be accessed on Fuwei's Website at http://www.fuweiholdings.com . Please visit the Web site at least 15 minutes prior to the scheduled start time to register for the Webcast and download any necessary audio software.

A replay of the call can also be accessed via telephone until 11:59 p.m. EST on Friday, November 21, 2008, by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 301666. A Web cast replay of the call will also be made and can be accessed on the Fuwei's site at http://www.fuweiholdings.com .

About Fuwei Films

Fuwei conducts its business through its wholly owned subsidiary Shandong Fuwei. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com .

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters disclosed in the Company's reports filed with the United States Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors which include, among other things, the global financial crisis of 2008, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(amounts in thousands except share and per share value)

	As of Sep. 30, 2008		As of Dec.
	(Unaudited)		31, 2007
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	3,383	493	30,909
Restricted cash	14,097	2,056	64,909
Accounts receivable, net	63,995	9,335	58,195
Inventory	56,557	8,250	41,670
Advance to suppliers	30,425	4,438	13,538
Prepayments and other receivables	3,592	526	2,622
Total current assets	172,049	25,098	211,842

Plant and equipment, net	214,710	31,321	228,309
Construction in progress	301,155	43,931	265,253
Lease prepayments, net	22,638	3,302	22,290
Intangible assets	--	--	36
Goodwill	10,276	1,499	10,276
Deposit	21,000	3,064	--
Deferred tax assets	1,019	150	969
Total assets	742,847	108,365	738,975

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	166,491	24,287	188,027
Accounts payables	20,878	3,046	19,609
Advance from customers	15,012	2,190	10,957
Accrued expenses and other payables	3,104	453	7,587
Deferred tax liabilities	259	38	265
Total liability	205,744	30,014	226,445
Shareholders' equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	1,944	13,323
Additional paid-in capital	311,907	45,500	311,907
Statutory reserve	30,077	4,387	26,924
Retained earnings	180,780	26,372	159,228
Cumulative translation adjustment	1,016	148	1,148
Total shareholders' equity	537,103	78,351	512,530
Total liabilities and shareholders' equity	742,847	108,365	738,975

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Three Month Period ended Sep. 30
	2008		2007
	RMB	US$	RMB
Revenue	119,849	17,489	107,652
Cost of sales	(105,297)	(15,365)	(84,067)

Gross profit	14,552	2,124	23,585

Operating expenses
Selling expenses	(3,857)	(563)	(2,869)
Administrative expenses	(4,510)	(658)	(5,116)
Total operating expenses	(8,367)	(1,221)	(7,985)

Operating income	6,185	903	15,600

Other income/(expense)
- Interest income	551	80	236
- Interest expense	(392)	(57)	(1,745)
- Other, net	1,381	202	263

Total other income/(expense)	1,540	225	(1,246)

Income before income tax expense	7,725	1,128	14,354
Income tax benefit/(expense)	(617)	(90)	(1,443)

Net income	7,108	1,038	12,911

Other comprehensive income
-Foreign currency translation adjustments	(300)	(44)	(8)

Comprehensive income	6,809	994	12,903

Earnings per share, basic and diluted	0.54	0.08	0.99
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500

Nine Month Period ended Sep. 30
2008		2007
RMB	US$	RMB

Revenue	348,629	49,812	327,847
Cost of sales	(290,503)	(41,507)	(247,323)

Gross profit	58,126	8,305	80,524

Operating expenses
Selling expenses	(11,595)	(1,657)	(11,623)
Administrative expenses	(16,939)	(2,420)	(11,571)
Total operating expenses	(28,534)	(4,077)	(23,194)

Operating income	29,592	4,228	57,330

Other income/(expense)
- Interest income	619	88	513
- Interest expense	(9,037)	(1,291)	(6,581)
- Other, net	6,032	862	(299)

Total other income/(expense)	(2,386)	(341)	(6,367)

Income before income tax expense	27,206	3,887	50,963
Income tax benefit/(expense)	(2,505)	(358)	(4,702)

Net income	24,701	3,529	46,261

Other comprehensive income
-Foreign currency translation adjustments	(133)	(19)	(579)

Comprehensive income	24,568	3,510	45,682

Earnings per share, basic and diluted	1.89	0.27	3.54
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended Sep.30,		Period Ended
	2008		Sep.30, 2007
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	24,701	3,529	46,261
Adjustments to reconcile net income to net cash provided by operating activities
- Depreciation of property, plant and equipment	18,510	2,645	18,295
- Amortization of intangible assets	377	54	561
- Deferred income taxes	--	--	974
- Bad debt expense	662	95	--
Changes in operating assets and liabilities, net of
- Accounts receivable	(6,213)	(888)	24,153
- Inventories	(14,887)	(2,127)	(27,325)
- Advance to suppliers	(16,887)	(2,413)	--
- Prepaid expenses and other current assets	(1,970)	(281)	(29,292)
- Accounts payable	1,274	182	7,972
- Accrued expenses and other payables	(1,479)	(211)	5,531
- Advance from customers	4,056	579	--
- Tax payable	(3,007)	(430)	--
Net cash provided by operating activities	5,137	734	47,130

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4,912)	(702)	(130,700)
Restricted cash related to trade finance	50,811	7,260	(41,368)
Addition to construction in progress	(35,901)	(5,130)	--
Deposit for purchase	(21,000)	(3,000)	--
Net cash used in investing activities	(11,002)	(1,572)	(172,068)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of share capital
Principal payments of short-term bank loans	(275,249)	(39,327)	(239,678)
Proceeds from short-term bank loans	253,714	36,250	183,169
Net cash used in financing activities	(21,535)	(3,077)	(56,509)

Effect of foreign exchange rate changes	(126)	171	(902)
Net decrease in cash and cash equivalent	(27,526)	(3,744)	(182,349)

Cash and cash equivalent
At beginning of period/year	30,909	4,237	249,939
At end of period/year	3,383	493	67,590

Supplemental disclosure of cash flow information
-Interest paid	9,578	1,369	10,068
-Income taxes paid	3,655	522	4,702

Non-cash transactions in investing and financing activities:
- Construction in progress transferred to fixed assets	478	68	--

For more information, please contact:

In China:
Christina He
Investor Relations Manager
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
Grayling Global
Tel: +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

Source: Fuwei Films (Holdings) Co. Limited